SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: August 2, 2011

China Kanghui Holdings to hold Annual General Meeting on September 5, 2011

CHANGZHOU, China, August 2, 2011 - China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced that it will hold its 2011 annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 31/F, AIA Central, 1 Connaught Road Central, Hong Kong, on September 5, 2011 at 2:00 p.m.

The annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on July 25, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission (the “SEC”), which is available at the SEC’s website at http://www.sec.gov. The Company’s Annual Report can also be accessed from the investor relations section of its website at http://www.kanghui.com.

Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Miao Yuenching, Investor Relations Manager, miaoyuanqing@kanghui-china.com or by writing to:

China Kanghui Holdings

No. 1-8, Tianshan Road

Xinbei Zone, Changzhou

Jiangsu 213022, China

Attention: Miao Yuenching

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 28 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Contact:

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com